1. Name and Address of Reporting Person
   Scheidt, Rudi E.
   54 South White Station Road
   Memphis, TN 38117
   USA
2. Issuer Name and Ticker or Trading Symbol
   Delta and Pine Land Company (DLP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              22112            D
Common Stock                       03/08/2002 G             14000       A      $0.0000    37000            I <F1>      Family
                                                                                                                       Foundation

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $4.96                                                06/24/2004 Common                      53333    D
(Right to buy)                                                                 Stock
Stock Options  $18.97   04/25/2002 A         2666        04/25/2003 04/25/2012 Common  2666     $0.0000    2666     D
(Right to buy)                                           <F2>                  Stock                       <F3>
Stock Options  $19.62                                               03/30/2010 Common                      82666    D
(Right to buy)                                                                 Stock
Stock Options  $21.21                                               02/27/2007 Common                      8889     D
(Right to buy)                                                                 Stock
Stock Options  $23.68   06/20/2001 A         2666        06/20/2002 06/20/2011 Common  2666     $0.0000    2666     D
(Right to buy)          <F4>                             <F2>                  Stock
Stock Options  $32.8                                                02/25/2009 Common                      2666     D
(Right to buy)                                                                 Stock
Stock Options  $37.44                                               02/26/2008 Common                      2666     D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Indirect shares are held by the Scheidt Family Foundation to which Mr. Scheidt is a trustee.
<F2>
Stock Options vest at a rate of 20% per year.
<F3>
Total derivative shares owned at the end of the year included the above reported transactions and 150,220 previously reported for a grand total of 155,552.
<F4>
Transaction previously reported in error on Form 5 for Statement dated October 2001 were not delivered. Instead, the options reflected herein were delivered.

SIGNATURE OF REPORTING PERSON
/s/ Rhonda Strickland

DATE
09/18/2002